Results of Meeting of Stockholders

(UNAUDITED)

The 5th Annual Meeting of Stockholders of Columbia Seligman Premium Technology Growth Fund, Inc. (the Fund) was held on April 13, 2015. Stockholders voted in favor of each of the two proposals. The description of each proposal and number of shares voted are as follows:

Proposal 1

To elect three directors to the Fund’s Board of Directors to hold office until the 2018 Annual Meeting of Stockholders and William Hawkins to serve until the 2017 Annual Meeting of Stockholders and until their successors are elected and qualify:

Director	For	Withheld

Kathleen Blatz	13,699,154	187,947

Pamela G. Carlton	13,730,887	156,214

Alison Taunton-Rigby	13,707,939	179,162

William Hawkins	13,739,171	147,930

Proposal 2

To ratify the selection of PricewaterhouseCoopers LLP as the Fund’s independent registered public accounting firm for 2015:

For	Against	Abstain

13,960,661	76,732	60,140